Filed pursuant to Rule 424(b)(3)
Registration No. 333-264548

92083 P4 09/22

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED SEPTEMBER 2, 2022 TO

THE PROSPECTUS DATED APRIL 28, 2022

Effective as of the date of this supplement, the following replaces paragraph five of the section entitled “Repurchases – Tender Offers” in the Fund’s Prospectus:

Repurchases – Tender Offers

It is the Board’s policy, which may be changed by the Board, not to purchase Common Stock pursuant to a tender offer if (1) such purchases would impair the Fund’s status as a REIT; (2) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase shares of Common Stock tendered pursuant to the tender offer; or (3) there is, in the Board’s judgment, any (a) legal action or proceeding instituted or threatened challenging the tender offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States that in the sole determination of the Board is material to the Fund, or (e) other events or conditions that would have a material adverse effect on the Fund or its stockholders if shares of Common Stock tendered pursuant to the tender offer were purchased. Thus, there can be no assurance that the Board will proceed with any tender offer. The Board may modify these conditions in light of circumstances existing at the time. The Fund may not purchase Common Stock to the extent such purchases would result in the asset coverage with respect to any borrowing being reduced below the asset coverage requirement set forth in the 1940 Act. Accordingly, in order to purchase all shares of Common Stock tendered, the Fund may have to repay all or part of any then outstanding borrowing to maintain the required asset coverage. In addition, the amount of shares of Common Stock for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to the Fund’s portfolio or the impact of the tender offer on those stockholders who do not sell their shares of Common Stock in the tender offer. If a tender offer is oversubscribed by stockholders who tender shares of Common Stock, the Fund will generally repurchase a pro rata portion of the shares of Common Stock tendered by each stockholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts. Federal securities law requires the Fund to open each tender offer to all stockholders of the Fund, including affiliates of the Fund. A large stockholder in the Fund seeking repurchase, including affiliates of the Fund whose holdings may be significant, may cause a greater likelihood of all stockholders seeking repurchase having their requests reduced pro rata. Franklin Resources reserves the right to prioritize third party stockholders by declining to participate in any tender offer where such participation may cause third party stockholders to receive a pro rata portion of their shares.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.